

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Herbjørn Hansson
Chief Executive Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re:** **Nordic American Tankers Limited**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed June 28, 2013**
> **Response dated July 25, 2013**
> **File No. 333-187400**

Dear Mr. Hannson:

We have reviewed your response to our letter dated July 9, 2013 and have the following additional comment.

Exhibit 5.1

1. We note your response to prior comment 2. The second sentence of the last paragraph on page 3 represents an inappropriate limitation on reliance. Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise its opinion accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Gary J. Wolfe, Esq.
       Seward & Kissel